SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securitites Exchange Act of 1934

Date of Report
(Date of earliest event reported): **July 10, 2001**

SUN INTERNATIONAL NORTH AMERICA, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-4748**	**59-0763055**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification number)

1415 E Sunrise Boulevard
Fort Lauderdale, Florida 33304
(Address of principal executive offices and Zip code)

(954) 713-2500
(Registrant's telephone number, including area code)

Total Number of Pages 3

<u>Item 5 - Other Events</u>

Sun International North America, Inc. ("SINA") is a wholly-owned subsidiary of Sun International Hotels Limited ("SIHL", and together with SINA, the Companies). On July 10, 2001, SIHL, along with SINA, announced that they are soliciting consents from the holders of their 8.625% Senior Subordinated Notes due 2007 and their 9.000% Senior Subordinated Notes due 2007. The Companies, which co-issued the notes, are seeking consents to proposed amendments of certain provisions of the indentures pursuant to which the 8.625% Notes and the 9.000% Notes were issued.

A copy of such press release is filed herewith as an Exhibit and is incorporated herein by reference.

<u>Item 7(c) - Exhibits</u>

The following exhibit is filed as part of this report:

  99. Press Release, dated July 10, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2001   **SUN INTERNATIONAL NORTH AMERICA, INC.**
                                     By: /s/John R. Allison
                                     Name: John R. Allison
                                     Title: Executive Vice President-Finance
                                              Chief Financial Officer